Exhibit 99.1

HOLLYSYS ANNOUNCES WITHDRAWAL OF PUBLIC OFFERING OF ORDINARY SHARES

Beijing, China, April 17, 2019 — Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) (NASDAQ: HOLI), announced today that it has decided to withdraw its previously announced public offering of 7,800,000 of its ordinary shares due to market conditions.

“We remain confident in our development plans and business prospects, and look forward to seizing the growth opportunities that we have to generate long-term value for our shareholders,” Company management stated.

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of March 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

For investor and media inquiries, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+86 10 – 5898 1386

investors@hollysys.com